SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                          RESORT INCOME INVESTORS, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    761165109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                   John Levin
                        c/o Credit Research & Trading LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
                                 (203) 629-6456
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  June 19, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                         (Continued on following pages)

                               Page 1 of 5 pages

                                  SCHEDULE 13D

--------------------------------------------------

CUSIP NO. 761165109
--------------------------------------------------

============== ================================================================
     1.        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Credit Research & Trading LLC
============== ================================================================
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   |X|
                                                                      (b)   |_|
============== ================================================================
     3.        SEC USE ONLY
============== ================================================================
     4.        SOURCE OF FUNDS
                      WC
============== ================================================================
     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

============== ================================================================
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Connecticut
===============================================================================
                             7.         SOLE VOTING POWER

                                             359,080
                             ========== =======================================
     NUMBER OF SHARES        8.         SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                     0
                             ========== =======================================
                             9.         SOLE DISPOSITIVE POWER

                                             359,080
                             ========== =======================================
                             10.        SHARED DISPOSITIVE POWER

                                             0
============== ================================================================
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    359,080
============== ================================================================
     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN
               ROW (11) EXCLUDES CERTAIN SHARES |_|
============== ================================================================
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                8.6%
============== ================================================================
     14.       TYPE OF REPORTING PERSON

                      BD
============== ================================================================

                               Page 2 of 5 pages

                                  SCHEDULE 13D

--------------------------------------------------

CUSIP NO. 761165109
--------------------------------------------------

============== ================================================================
     1.        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      John Levin
============== ================================================================
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   |X|
                                                                      (b)   |_|
============== ================================================================
     3.        SEC USE ONLY

============== ================================================================
     4.        SOURCE OF FUNDS
                      PF
============== ================================================================
     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

============== ================================================================
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
===============================================================================
                             7.         SOLE VOTING POWER
                                             29,147
                             ========== =======================================
     NUMBER OF SHARES        8.         SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH                   0
   REPORTING PERSON WITH
                             ========== =======================================
                             9.         SOLE DISPOSITIVE POWER
                                             29,147
                             ========== =======================================
                             10.        SHARED DISPOSITIVE POWER
                                             0
============== ================================================================
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    29,147
============== ================================================================
     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                               |_|

============== ================================================================
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.7%
============== ================================================================
     14.       TYPE OF REPORTING PERSON
                      IN
============== ================================================================

                               Page 3 of 5 pages

Item 1.    Security and Issuer.

           This Amendment No. 4 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Persons with the Commission on June 2, 1997 as amended by Amendment No. 1 filed by the Reporting Persons with the Commission on July 5, 1997 as further amended by Amendment No. 2 and Amendment No. 3 filed by the Reporting Persons with the Commission on January 26, 1998 (collectively, the "Statement") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Resort Income Investors, Inc., a Delaware corporation ("Resort"), which has its principal executive offices at 150 South Wacker Drive, Suite 2900, Chicago, IL 60606. This Amendment supplements and, to the extent inconsistent therewith, amends only the information set forth in Item 3, Item 4 and Item 5 of the Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

           Credit Research & Trading LLC ("CRT") used working capital to acquire 61,900 shares of Common Stock.

No part of the purchase price in either transaction was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.    Purpose of Transaction.

           CRT acquired the Common Stock of Resort set forth in Item 3 in the over-the-counter market in the ordinary course of business for investment purposes. The Reporting Persons may seek to pursue courses of action which they believe would maximize the value of Resort for the benefit of Resort's shareholders. However, the Reporting Persons reserve the right to change their intentions in the future.

Item 5.    Interest in Securities of the Issuer.

           (a) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in Resort's most recently available filing with the Commission. According to Resort, as of May 14, 1998, there were 4,156,000 shares of Common Stock issued and outstanding.

           (b) As of the date hereof, CRT beneficially owns 359,080 shares (8.6%) of Common Stock and is deemed to have sole power to vote or direct the vote of and to dispose of or direct the disposition of all such 359,080 shares of Common Stock.

           As of the date hereof, John Levin beneficially owns 29,147 shares (0.7%) of Common Stock and is deemed to have sole power to vote or direct the vote of and to dispose of or direct the disposition of all such 29,147 shares of Common Stock.

           As a group, the Reporting Persons beneficially own 388,227 shares (9.3%) of Common Stock. However, each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned by any other entity.

                               Page 4 of 5 pages

           (c) Except as set forth above, there have been no other transactions involving the Common Stock by the Reporting Persons.

           (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends for, or the proceeds from the sale of Common Stock.

           (e)       Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each such person or entity certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement is filed on behalf of each of them.


Dated:  June 24, 1998

                                          CREDIT RESEARCH & TRADING LLC


                                         By:      J. Christopher Young
                                                  -----------------------------
                                                  J. Christopher Young
                                                  Managing Director and Partner



                                         By:      John Levin
                                                  -----------------------------
                                                  John Levin


                               Page 5 of 5 pages